Exhibit 23
Consent of Independent Registered Public Accounting Firm
Plan Administrator and Participants of the YUM! Brands 401(k) Plan:
We consent to the incorporation by reference in the registration statements (No. 333‑36893, 333-32049, and 333-109300) on Form S-8 of YUM! Brands, Inc. of our report dated July 13, 2016, with respect to the statements of net assets available for benefits of the YUM! Brands 401(k) Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the YUM! Brands 401(k) Plan.

/s/ KPMG LLP
Louisville, Kentucky
July 13, 2016